UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

ALTAIR ENGINEERING INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

021369103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 021369103

(1)	Names of Reporting Persons Robert Blake Little
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power: 6,191*
	(6)	Shared Voting Power: 0
	(7)	Sole Dispositive Power: 6,191*
	(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,191*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 0.02%*
(12)	Type of Reporting Person IN

*

Based on the information set forth in the Quarterly Report on Form 10-Q of Altair Engineering, Inc. (the “Company”) filed with the Securities and Exchange Commission on November 8, 2018, there were 38,157,669 shares of the Company’s Class A common stock, $0.0001 par value per share (the “Common Stock”), outstanding as of October 26, 2018. As of December 31, 2018 (the “Event Date”), Robert Blake Little (the “Reporting Person”) may be deemed to beneficially own an aggregate of 6,191 shares of Common Stock of the Company. The number of shares of Common Stock reported above includes (i) 2,508 shares of Common Stock held by the Reporting Person, and (ii) options to purchase 3,683 shares of Common Stock, which were exercisable upon or within sixty (60) days of the Event Date held by the

Reporting Person and excludes options to purchase 1,357 shares of Common Stock, which were not exercisable upon or within sixty (60) days of the Event Date. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 0.02% of the shares of Common Stock issued and outstanding.

Item 1(a).	Name Of Issuer:

Altair Engineering Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1820 E. Big Beaver Road

Troy, MI 48083

Item 2(a).	Name of Person Filing:

Robert Blake Little (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is:

c/o Altair Engineering Inc.

1820 E. Big Beaver Road

Troy, MI 48083

Item 2(c).	Citizenship:

Mr. Little is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP No.:

021369103

Item 3.	If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

As reported in the cover pages to this report, the ownership information with respect to the ownership of the Common Stock shares of the Company by the persons filing this Statement is provided as of December 31, 2018:

(a) Amount Beneficially Owned:	6,191	*

(b) Percent of Class:	0.02	%*

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:	6,191	*

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of:	6,191	*

(iv) Shared power to dispose or to direct the disposition of	0

*

Based on the information set forth in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 8, 2018, there were 38,157,669 shares of the Company’s Common Stock outstanding as of October 26, 2018. As of the Event Date, the Reporting Person may be deemed to beneficially own an aggregate of 6,191 shares of Common Stock of the Company. The number of shares of Common Stock reported above includes (i) 2,508 shares of Common Stock held by the Reporting Person, and (ii) options to purchase 3,683 shares of Common Stock, which were exercisable upon or within sixty (60) days of the Event Date held by the Reporting Person and excludes options to purchase 1,357 shares of Common Stock, which were not exercisable upon or within sixty (60) days of the Event Date. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 0.02% of the shares of Common Stock issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2019

ROBERT BLAKE LITTLE

/s/ Raoul Maitra
Name: Raoul Maitra Title: Attorney-in-fact for Robert Blake Little**

**	A power of attorney was previously filed with the Commission and is incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed by Robert Blake Little on February 14, 2018.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)